UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Collective Audience, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

193939 105

(CUSIP Number)

Jeffrey Tirman

c/o Abri Ventures I, LLC

3411 Silverside Road, Tatnall Bldg. #104

Wilmington, DE 19810

Tel: (424) 732-1021

With a copy to:

Laura Anthony, Esq.

 Anthony, Linder & Cacomanolis, PLLC

1700 Palm Beach Lakes Blvd., Suite 820

West Palm Beach, FL 33401 Tel: (561) 514-0936

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 193939 105

1	NAMES OF REPORTING PERSON Abri Ventures I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,013,078(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,013,078(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,078(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Based on 13,726,810 shares of Common Stock outstanding as set forth in the Prospectus of the Company filed pursuant to Rule 424(b)(3), as filed with the Commission on March 8, 2024.

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CUSIP No. 193939 105

1	NAMES OF REPORTING PERSON Abri Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,013,078(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,013,078(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,078(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on 13,726,810 shares of Common Stock outstanding as set forth in the Prospectus of the Company filed pursuant to Rule 424(b)(3), as filed with the Commission on March 8, 2024.

4

CUSIP No. 193939 105

1	NAMES OF REPORTING PERSON Jeffrey Tirman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,013,078(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,013,078(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,078(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 13,726,810 shares of Common Stock outstanding as set forth in the Prospectus of the Company filed pursuant to Rule 424(b)(3), as filed with the Commission on March 8, 2024.

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Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed on August 27, 2021 (the “Schedule 13D”) and the Amendment No. 1 to Schedule 13D filed on December 13, 2023 (“Amendment No. 1”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Collective Audience Inc. (formerly known as Abri SPAC I, Inc., a Delaware corporation) (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 13D and Amendment No. 1. This Amendment No. 2 is being filed to reflect the sale of shares of Common Stock of the Issuer by the Reporting Persons that occurred on April 8, 2024 (the “Stock Sale”).

The address of the Issuer’s principal executive office is 85 Broad Street 16-079, New York, NY 10004. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Amendment No. 2 is being filed by the following persons: (i) Abri Ventures I, LLC, a Delaware limited liability company (“Abri Ventures”), (ii) Abri Advisors Inc., a Delaware corporation, the manager of Abri Ventures (“Abri Advisors”), and (iii) Jeffrey Tirman, the chief executive officer of Abri Advisors. Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal place of business for each of the Reporting Persons is: 3411 Silverside Road, Tatnall Bldg. #104, Wilmington DE 19810.

(c) Abri Ventures’ principal business was to act as the Issuer’s sponsor. Abri Advisors is a private holding company controlled by Jeffrey Tirman for the purpose of investing in various liquid and illiquid investments. Mr. Tirman serves as the chief executive officer of Abri Advisors which serves as the manager of Abri Ventures. Mr. Tirman previously served as the Chief Executive Officer and Chairman of the board of directors of the Issuer and resigned those positions on November 2, 2023.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Entities:	Abri Ventures – Delaware, U.S.A. Abri Advisors – Delaware, U.S.A.

Individuals:	Jeffrey Tirman – Switzerland

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Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

The Reporting Persons disposed of the Common Stock described in Item 5 for liquidity and market purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Common Stock at prices that would make the purchase or sale of the Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of the Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Except for the above, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5. Interest in Securities of the Issuer

(a) - (b) The following disclosure is 13,726,810 shares of Common Stock outstanding as set forth in the Prospectus of the Company filed pursuant to Rule 424(b)(3), as filed with the Commission on March 8, 2024.

As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of 1,013,078 shares of Common Stock.

(c) Except for the Stock Sale as disclosed in the Form 4 filed as of even date hereof, the Reporting Person has not effectuated any transactions during the past 60 days in any shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2024

ABRI VENTURES I, LLC By: Abri Advisors Inc., Manager of Abri Ventures I, LLC

/s/ Jeffrey Tirman
Signature

Jeffrey Tirman, Chief Executive Officer
Name/Title

ABRI ADVISORS, INC.

/s/ Jeffrey Tirman
Signature

Jeffrey Tirman, Chief Executive Officer
Name/Title

JEFFREY TIRMAN

/s/ Jeffrey Tirman
Signature

Jeffrey Tirman (Individually)
Name/Title

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